SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

WILL HILL LIMITED
(Formerly William Hill Limited)
(Translation of registrant's name into English)
Greenside House
50 Station Road
Wood Green
London N22 7TP
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

William Hill Announces Float of its Common Shares and Offer to Purchase the Outstanding Senior Subordinated Notes of one of its subsidiaries

London, England 05-13-2002 – William Hill today announced its intention to proceed with an initial public offering of shares (the "Share Offer") and listing on the London Stock Exchange.

William Hill intends to use the net proceeds received from the Share Offer for the repayment of certain outstanding debt and for general corporate purposes.

William Hill also today announced that one of its subsidiaries intends to tender for all of its outstanding senior subordinated notes and to solicit various related consents and waivers. Full details of the terms and conditions of the tender offer will be provided in the Offer to Purchase for Cash and Solicitation of Consents to Amendments and Waivers, which will be released on launch of the tender offer.

This press release does not constitute or form part of an offer, invitation or inducement to sell nor an offer, invitation or inducement, nor the solicitation of an offer, to buy or subscribe for the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. This announcement is not intended to form the basis of any investment decision to buy or sell any of the securities mentioned herein. Any decision to buy any of the William Hill shares sold in the Share Offer should be made solely on the basis of information contained in the prospectus to be issued in connection with the Share Offer and any supplements thereto. None of the securities described herein will be registered under the Securities Act of 1933, as amended (the "Securities Act"), or applicable United States' state securities laws, and may not be offered or sold in the United States or to or for the account or benefit of any United States person absent registration under the Securities Act and applicable United States' state securities laws or available exemptions from such registration requirements.

The foregoing information contains forward-looking statements. These statements reflect management's assessment based on currently available information, but are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to, William Hill's ability to consummate the transactions described herein and the risks described in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F. Actual results could differ materially from these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAM HILL LIMITED

By: [signature]
Thomas Singer
Group Finance Director

Date: May 15, 2002